

October 17, 2013

Via E-Mail
Defu Dong
Chief Executive Officer
China Techfaith Wireless Communication Technology Limited
Building C, No.5A, Rong Chang East Street
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 100176, People's Republic of China

Re: China Techfaith Wireless Communication Technology Limited
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 29, 2013
File No. 000-51242

Dear Mr. Dong:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 35

1.   You disclose that ODP revenues decreased in 2011 as a result of a delay in the launch of your Android-based smart phones and increasing competition from competitors in the market. In 2012, you disclose the decrease in revenues for your ODP business as well as brand name phone sales is also because of the delay and competition. Please expand to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing do, please provide additional information about the quality and viability of your earnings and cash flows so that investors can ascertain the likelihood of the extent of past performance is indicative of future performance. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

See SEC Release No. 33-8350.

Item 8. Financial Information

Note 1. Organization and Principal Activities, page F-9

2.   We note Techfaith Interactive filed for bankruptcy October 12, 2012 and you deconsolidated this entity. Please tell us what consideration was given to the disclosure required by ASC 810-10-50-1B including, but not limited to disclosing the amount of any gain or loss recognized.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 69

3.   We note management concluded your disclosure controls and procedures as of the end of the period ended December 31, 2012 were ineffective because of material weakness in your internal control over financial reporting; however neither Management's Annual Report on Internal Control over Financial Reporting nor the Report of the Independent Registered Public Accounting Firm describe any material weaknesses. Please explain to us the reason for this discrepancy and revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Z. Julie Gao, Esq.
     Skadden, Arps, Slate, Meagher & Flom LLP